UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhengdong Zhu

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

Telephone: +86-10-8231-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ning Zhang, Esq.

Orrick, Herrington & Sutcliffe LLP

5701 China World Tower

No.1 Jianguomenwai Avenue

Beijing 100004

People’s Republic of China

+86-10-8595-5693

August 3, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but in connection with the registration of American Depositary Shares, each representing four ordinary shares.
***	CUSIP number of the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 16944W104	Page 1 of 9

1	Names of reporting persons Zhengdong Zhu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 53,139,889*
	9	Sole dispositive power 0
	10	Shared dispositive power 53,139,889*
11	Aggregate amount beneficially owned by each reporting person 53,139,889*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 40.34%†
14	Type of reporting person (see instructions) IN

*	Consists of (i) 46,415,325 ordinary shares and 1,638,641 ADSs, representing 6,554,564 ordinary shares, held by Champion Shine Trading Limited (“CST”), a company wholly owned by Zhengdong Zhu; (ii) 90,000 ordinary shares held by Baohong Yin; and (iii) 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares held by Baohong Yin.
†	Percentage calculated based on 131,729,773 outstanding ordinary shares as of September 30, 2016, as reported by the Issuer in a Form 6-K furnished on November 30, 2016.

13D
CUSIP No. 16944W104	Page 2 of 9

1	Names of reporting persons Baohong Yin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 53,139,889*
	9	Sole dispositive power 0
	10	Shared dispositive power 53,139,889*
11	Aggregate amount beneficially owned by each reporting person 53,139,889*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 40.34%†
14	Type of reporting person (see instructions) IN

*	Consists of (i) 46,415,325 ordinary shares and 1,638,641 ADSs, representing 6,554,564 ordinary shares, held by CST; (ii) 90,000 ordinary shares held by Baohong Yin; and (iii) 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Baohong Yin may be deemed to share the voting and dispositive power over the ordinary shares beneficially held by Zhengdong Zhu.
†	Percentage calculated based on 131,729,773 outstanding ordinary shares as of September 30, 2016, as reported by the Issuer in a Form 6-K furnished on November 30, 2016.

13D
CUSIP No. 16944W104	Page 3 of 9

1	Names of reporting persons Champion Shine Trading Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 52,969,889*
	9	Sole dispositive power 0
	10	Shared dispositive power 52,969,889*
11	Aggregate amount beneficially owned by each reporting person 52,969,889*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 40.21%†
14	Type of reporting person (see instructions) CO

*	Consists of 46,415,325 ordinary shares and 1,638,641 ADSs, representing 6,554,564 ordinary shares, held by CST, a company wholly owned by Zhengdong Zhu.
†	Percentage calculated based on 131,729,773 outstanding ordinary shares as of September 30, 2016, as reported by the Issuer in a Form 6-K furnished on November 30, 2016.

13D
CUSIP No. 16944W104	Page 4 of 9

1	Names of reporting persons Champion Education Holdings Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%*
14	Type of reporting person (see instructions) CO

*	On September 23, 2016, CEH ceased to be the beneficial owner of more than five percent of the ordinary shares. See Item 5(c) herein for further information.

13D
CUSIP No. 16944W104	Page 5 of 9

Explanatory Note

This Amendment No. 4 to the statement on Schedule 13D (“Amendment No. 4”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares (the “ADSs”, together with the Ordinary Shares, the “Shares”), issued by China Distance Education Holdings Limited (the “Issuer”).

The Reporting Persons filed the initial statement on Schedule 13D on December 13, 2011 (the “Initial Statement”) that was amended by:

•	Amendment No. 1 filed on March 20, 2014 (“Amendment No. 1”),

•	Amendment No. 2 filed on January 7, 2015 (“Amendment No. 2”), and

•	Amendment No. 3 filed on November 30, 2015 (“Amendment No. 3”, and Amendment Nos. 1, 2, and 3 and the Initial Statement, taken together, are the “Statement”).

Capitalized terms used in this Amendment No. 4, but not otherwise defined, have the meanings given to them in the Initial Statement.

Amendment No. 4:

•	Amends and supplements disclosures under Items 4, 6, and 7 contained in the Statement, and

•	Amends and restates disclosures in the cover pages and under Item 5 of the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

“The disclosures under Items 5(c) and 6 of Amendment No. 4 is incorporated into Item 4 of the Statement by this reference.

On June 30, 2015 Zhu and CST entered into a Rule 10b5-1 trading plan (the “Trading Plan”) with Morgan Stanley Smith Barney LLC (“MSSB”) that has been amended and extended from time to time for the purpose of selling ADSs. As of January 5, 2017, 1,303,890 ADSs have been sold through the Trading Plan and further sales of ADSs may be made through the Trading Plan.

Further, except as disclosed in this Statement and Amendment No. 4, none of the Reporting Persons have any present plans or proposals that relate to, or would result in, any of the events or transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to review their investment in the Issuer on a regular basis and, as a result of such review, may determine at any time or from time to time, either alone or as part of a group, to acquire or dispose of additional securities of the Issuer or take any other course of action which may involve one or more of the events or transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs.

Notwithstanding anything in this Statement and Amendment No. 4 to the contrary, each Reporting Person specifically reserves the right to change its intention with respect to any and all matters disclosed or referenced herein. In reaching any decision with respect to any course of action, each Reporting Person expects it would take into consideration a variety of factors including, but not limited to, the Issuer’s business and prospects, other business opportunities available to the Reporting Person, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations, and any other factors deemed relevant.”

13D
CUSIP No. 16944W104	Page 6 of 9

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated by the following:

“(a)

Per the Issuer’s Form 6-K furnished on November 30, 2016, 131,729,773 Ordinary Shares are outstanding as of September 30, 2016. As of January 5, 2017, the Reporting Persons may be deemed to have beneficial ownership of the following aggregate Ordinary Shares and percentage of outstanding Ordinary Shares.

i.	Zhengdong Zhu: 53,139,889 Ordinary Shares (40.34%)

ii.	Baohong Yin: 53,139,889 Ordinary Shares (40.34%)

iii.	CST: 52,969,889 Ordinary Shares (40.21%)

iv.	CEH: 0 Ordinary Shares (0%)

(b)

No Reporting Person has the sole power to vote, or direct the vote, or sole power to dispose, or direct the disposition of, the securities of the Issuer. Each Reporting Person has the shared power to vote, or to direct the vote, or shared power to dispose, or direct the disposition of, the following securities of the Issuer listed below.

i.	Zhengdong Zhu: 53,139,889 Ordinary Shares

ii.	Baohong Yin: 53,139,889 Ordinary Shares

iii.	CST: 52,969,889 Ordinary Shares

iv.	CEH: 0 Ordinary Shares

Other than for purposes of Rule 13d-3, the foregoing statements will not be deemed to constitute an admission by each Reporting Person that the Reporting Person is the beneficial owner of any securities disclosed herein, and such beneficial ownership is expressly disclaimed.

(c)

Due to a restructuring of the structure of Zhengdong Zhu’s holding vehicles, CEH transferred to CST 20,000,000 Ordinary Shares on August 3, 2016 and 26,396,800 Ordinary Shares on September 23, 2016, as a result of which CEH ceased to hold, and to be a beneficial owner of, any Shares in the Issuer.

As noted above, Zhu and CST entered into the Trading Plan and the sales below were made pursuant to the Trading Plan in open market transactions. A total of 102,531 ADSs (which are equivalent to 410,124 Ordinary Shares) were sold by Zhu and/or CST for an aggregate net amount of US$1,308,830 during the past 60 days. Below is a table of the sales.

Date	No. of ADSs	Per ADSs Price (USD)	Net Amount (USD)
11/01/2016	5,207	$13.3422	$69,100.33
11/02/2016	2,929	$13.2431	$38,576.66
11/03/2016	1,200	$13.2442	$15,786.19
11/04/2016	1,000	$13.2504	$13,143.61
11/07/2016	1,900	$13.4021	$25,323.93
11/08/2016	3,793	$13.2541	$49,999.69

13D
CUSIP No. 16944W104	Page 7 of 9

Date	No. of ADSs	Per ADSs Price (USD)	Net Amount (USD)
11/09/2016	5,800	$13.2209	$76,267.04
11/10/2016	1,712	$13.1339	$22,358.40
11/11/2016	3,077	$13.1648	$40,285.31
11/14/2016	1,500	$13.2140	$19,709.06
11/15/2016	1,790	$13.2359	$23,559.94
11/16/2016	1,800	$13.2819	$23,774.39
11/17/2016	1,500	$13.3053	$19,846.01
11/18/2016	5,500	$13.3155	$72,842.15
11/21/2016	1,700	$13.3191	$22,516.47
11/22/2016	683	$13.3895	$9,038.33
11/23/2016	1,400	$13.3851	$18,632.23
11/25/2016	2,714	$13.3938	$36,153.49
11/28/2016	1,300	$13.2285	$17,090.17
11/29/2016	4,251	$13.2434	$55,992.39
11/30/2016	11,961	$13.5137	$160,790.07
12/01/2016	7,895	$12.9829	$101,938.61
12/02/2016	2,400	$12.2400	$29,200.85
12/05/2016	4,500	$11.7875	$52,721.09
12/06/2016	6,500	$11.6100	$75,001.85
12/07/2016	10,416	$12.1009	$125,304.60
12/08/2016	4,602	$11.7041	$53,532.45
12/09/2016	1,841	$11.6085	$21,235.41
12/12/2016	1,660	$11.5855	$19,108.81

The Reporting Persons undertake to provide upon request by the staff of the Commission full information regarding the above sales.

Except as set forth in Item 6 and this Item 5(c) of this Amendment, none of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

(d)

None.

(e)

On September 23, 2016, CEH ceased to be the beneficial owner of more than five percent of the Ordinary Shares as a result of the share transfers disclosed above.”

13D
CUSIP No. 16944W104	Page 8 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

“On November 21, 2016, CST and Capitallink Spring Limited, a company incorporated under the laws of the British Virgin Islands (“Spring Limited”), executed a Charge over Shares in China Distance Education Holdings Limited (the “Share Charge”). Pursuant to the Share Charge, CST has pledged 9,396,800 Ordinary Shares (the “Pledged Shares”), or 7.1% of the Issuer’s outstanding share capital (assuming 131,720,773 Ordinary Shares outstanding). If the market value of the Pledged Shares falls below a certain amount then CST will pledge further supplemental Ordinary Shares (the “Supplemental Shares”) as set forth in the Share Charge (the Pledged Shares and Supplemental Shares are referred to as the “Charged Shares”).

Under the Share Charge, the Charged Shares serve as security for the payment and discharge of the obligations of either Zhengdong Zhu or CST to either Spring Limited or Zhengbao Investment (defined below) under or in connection with the transactions contemplated by an Investment Cooperation Agreement dated November 21, 2016, as amended (the “Investment Agreement”), among Zhengdong Zhu, Jiaxing Capitallink Zhengbao Investment LLP, a limited partnership organized under the laws of the PRC (“Zhengbao Investment”), and other parties thereto.

Under the Investment Agreement, Zhengdong Zhu has certain payment obligations to Zhengbao Investment such that Zhengdong Zhu serves as a surety for certain payment obligations to Zhengbao Investment’s limited partners or affiliates, and the performance of these surety obligations by Zhengdong Zhu is secured by the Share Charge. In addition, under the Investment Agreement, CST provides a joint liability guarantee for all of Zhengdong Zhu’s obligations under the Investment Agreement. CST’s guarantee will be effective until the later of (i) two years after all of Zhendong Zhu’s obligations under the Investment Agreement are fulfilled and (ii) the longest term as permitted by law.

Share Charge. Upon Spring Limited and Zhengbao Investment being satisfied that the aforementioned payment obligations are performed, Spring Limited will release the security interest provided by the Share Charge. If an event of default, as defined in the Share Charge, occurs then CST is required to take all actions to transfer legal title to the Charged Shares to a receiver designated by Spring Limited. Events of default under the Share Charge include, but are not limited to, Zhengdong Zhu committing material breaches under the Investment Agreement such that it materially and adversely impacts Zhengdong Zhu’s ability to perform his obligations under the Investment Agreement, the Issuer becoming dissolved, or the Issuer becoming involved in its voluntary or involuntary bankruptcy. After an event of default, Spring Limited may exercise voting rights and other rights associated with the Charged Shares.

The description of the Share Charge as disclosed above and herein is not intended to be complete and is qualified in its entirety to the Share Charge filed as Exhibit 1 and incorporated herein by reference.”

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented by adding the following:

“Exhibit Number	Description

1	Charge over Shares in China Distance Education Holdings Limited dated November 21, 2016 between Champion Shine Trading Limited and Capitallink Spring Limited.”

13D
CUSIP No. 16944W104	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2017

Zhengdong Zhu

/s/ Zhengdong Zhu

Baohong Yin

/s/ Baohong Yin

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Sole Director

Champion Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Sole Director